                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)

                               Procyon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    742806300
                        ---------------------------------
                                 (CUSIP Number)

   Thomas J. Egan, Jr., Esq., 815 Connecticut Avenue, N.W., Washington, D.C.
                           20006-4078, (202) 452-7000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 742806300                                                 Page 2 of 9

============================================================================================
1      Name of Reporting Person:

       RMS Limited Partnership        Crystal Diamond, Inc.         Roy M. Speer
       88-0224372                     88-0223159                    ###-##-####
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2      Check the Appropriate Box if a Member of a Group                              (a) [X]
                                                                                     (b) [ ]
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3      SEC Use Only

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4      Source of Funds
                                       WC
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5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                                [ ]
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6      Citizenship or Place of Organization
              RMS Limited Partnership       Nevada limited partnership
              Crystal Diamond, Inc.         Nevada corporation
              Roy M. Speer                  individual citizen of the United States
--------------------------------------------------------------------------------------------
7      Sole Voting Power
                                        0

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8      Shared Voting Power
                                1,600,000

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9      Sole Dispositive Power
                                        0

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10     Shared Dispositive Power
                                1,600,000

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11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                1,600,000

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12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares             [ ]

--------------------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                             21.6 percent

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14     Type of Reporting Person
              RMS Limited Partnership    PN
              Crystal Diamond, Inc.      CO
              Roy M. Speer               IN
--------------------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 742806300                                                 Page 3 of 9

Item 1. SECURITY AND ISSUER

       This Schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of Procyon Corporation, a Colorado corporation (the "Company"), which has its principal executive offices at 1150 Cleveland Street, Suite 410, Clearwater, Florida 33755.

       The descriptions of certain agreements and documents contained in this
Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 2. IDENTITY AND BACKGROUND

       This Schedule 13D is being filed by RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation ("Crystal Diamond"), and Roy M. Speer ("Speer").

       RMS is engaged primarily in the warehousing and real estate businesses. RMS's principal business and office addresses are 50 West Liberty St., Suite 650, Reno, Nevada 89501.

       Crystal Diamond is the general partner of RMS. Crystal Diamond is engaged primarily in the warehousing and real estate businesses. Crystal Diamond's principal business and office addresses are 50 West Liberty St., Suite 650, Reno, Nevada 89501.

       The name, citizenship, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Crystal Diamond, (ii) each person controlling Crystal Diamond, and (iii) the executive officers and directors of any person controlling Crystal Diamond (except Mr. Speer, for whom such information is provided below) are set forth in Schedule 1 attached hereto and incorporated herein by reference.

       Roy M. Speer is the sole stockholder and a director of Crystal Diamond and is a limited partner of RMS. Mr. Speer's business address is 2535 Success Dr., Odessa, Florida 33556. Mr. Speer is a United States citizen.

       As a result of the relationships described above in this Item 2, Crystal Diamond and Mr. Speer may be deemed to beneficially own the Common Stock held of record or beneficially owned by RMS.

       During the last five years, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       RMS purchased 1,600,000 shares of Common Stock of the Company pursuant to that certain Subscription Agreement ("Agreement") dated March 31, 2000 by and between the Company and RMS for an aggregate consideration of $1,000,000. RMS used its working capital to purchase the Common Stock of the Company.

Item 4. PURPOSE OF TRANSACTION

       RMS entered into the Agreement to purchase the Common Stock with the purpose of acquiring a substantial equity interest in the Company. In the Agreement, RMS warrants, among other things, that they are entering into the


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CUSIP No. 742806300                                                 Page 4 of 9


Agreement for investment purposes only, not with a view to, or for, resale, distribution or fractionalization of the Common Stock.

       The Agreement provides RMS with registration rights whereby the Company shall, upon written request, effect shelf registration of the Common Stock unless an exemption exists that would provide RMS the right to dispose of all of their shares. Within certain limitations for frequency and the form of registration, the Company shall use reasonable efforts to keep the registration continuously effective until RMS has sold their shares either under the registration or under Rule 144(k). Similarly, if the Company effects registration on its own accord for any of its equity securities, RMS shall have the right to request registration of their additional shares. This right is limited if an exemption for such registration exists or if such additional share registration would cause a reduction in the estimated market value of the registered shares of more than one-third their value. The Agreement also gives RMS the right to join in the registration of shares in anticipation of an underwritten public offering.

       The foregoing description of certain provisions of the Agreement does not purport to be complete and is qualified by reference to the Agreement, the form of which appears as Exhibit 99.1 attached hereto and incorporated herein by reference.

       Other than as described above, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

       Notwithstanding any of the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4. Any such decision will depend; however, on numerous factors, including, without limitation, the market price of the common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of RMS, Crystal Diamond and Mr. Speer, and general economic and market conditions.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, RMS owns of record 1,600,000 shares of Common Stock. As a result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 1,600,000 shares of Common Stock each.

       Based on the Company's Quarterly Report on Form 10-QSB for the period ended December 31, 1999, the Company has 7,413,655 shares of Common Stock outstanding after giving effect to the issuance of 1,600,000 shares of Common Stock pursuant to the Agreement. RMS, therefore, is the beneficial owner of 21.6% the outstanding Common Stock of the Company. In addition, the Company has 787,283 shares Series A Preferred Stock (the "Preferred Stock") outstanding all of which Preferred Stock is convertible into Common Stock. If all of the Preferred Stock were converted into Common Stock, RMS beneficial ownership of the Company's Common Stock would be reduced to 19.5%. None of RMS, Crystal Diamond, or Speer has the power either directly or indirectly to cause the conversion of the Preferred Stock into Common Stock.


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CUSIP No. 742806300                                                 Page 5 of 9


       (b)    See cover page.

       (c) Neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days (nor has there been a previous Schedule 13D filing).

       (d)    Not applicable.

       (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond or Mr. Speer and any other person are described in Item 4 above, which is incorporated herein by reference, and in the Agreement which is attached hereto as Exhibits 99.1, which is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

99.1 Subscription Agreement, dated March 31, 2000, between RMS Limited Partnership and Procyon Corporation is attached hereto as Exhibit 99.1.


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CUSIP No. 742806300                                                 Page 6 of 9


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2000                       RMS LIMITED PARTNERSHIP,
                                     a Nevada limited partnership



                                     /s/  C. Thomas Burton, Jr.
                                     -------------------------------------
                                     By:      C. Thomas Burton, Jr.
                                              President of Crystal Diamond, Inc.
                                              General Partner of RMS Limited
                                              Partnership


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CUSIP No. 742806300                                                 Page 7 of 9


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2000                       CRYSTAL DIAMOND, INC.,
                                     a Nevada corporation



                                     /s/  C. Thomas Burton, Jr.
                                     ----------------------------------
                                     By:      C. Thomas Burton, Jr.
                                     Its:     President


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CUSIP No. 742806300                                                 Page 8 of 9


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2000                       /s/  Roy M. Speer
                                     -----------------
                                     Roy M. Speer


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CUSIP No. 742806300                                                 Page 9 of 9


                                   Schedule 1

              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                  OF CRYSTAL DIAMOND, INC. ("CRYSTAL DIAMOND")

Name and Title*                              Occupation and Employer
---------------                              -----------------------
Richard W. Baker                              Certified Public Accountant
Director, Treasurer
and Secretary                                 Richard W. Baker, P.A.
                                              2535 Success Dr.
                                              Odessa, Florida 33556

C. Thomas Burton, Jr.                         Attorney-at-Law
President
                                              Burton, Bartlett & Glogovac
                                              50 West Liberty St., Suite 650,
                                              Reno, Nevada 89501

* All such persons are United States citizens.